UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 26, 2011

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 26, 2011, Washington Trust Bancorp Inc. (the "Corporation") held its Annual Meeting of Shareholders, during which director Edward M. Mazze, Ph.D., retired from the Corporation's Board of Directors. At the time of his resignation from the Corporation's Board of Directors, Mr. Mazze was a member of the Corporation's Audit Committee and Compensation Committee.

The Corporation's by-laws currently require any director who reaches his or her 70th birthday to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Shareholders was held on April 26, 2011. On the record date of February 25, 2011 there were 16,198,820 shares issued, outstanding and eligible to vote, of which 14,363,339 shares, or 88.7%, were represented at the Annual Meeting either in person or by proxy.

The results of matters voted upon are presented below:

1. Five directors were nominated and duly elected to hold office as directors of the Corporation, each to serve until the 2014 Annual Meeting and until their successors are duly elected and qualified, by the number of votes set forth opposite each person's name as follows:

	Term	Votes For	Votes Withheld	Broker Non-votes
Gary P. Bennett	3 years	10,748,967	268,340	3,346,032
John J. Bowen	3 years	10,930,451	86,856	3,346,032
Robert A. DiMuccio, CPA	3 years	10,926,852	90,455	3,346,032
H. Douglas Randall, III	3 years	10,761,413	255,894	3,346,032
John F. Treanor	3 years	10,742,494	274,813	3,346,032

The following additional persons continued to hold office as directors of the Corporation following the Annual Meeting:

Steven J. Crandall
Barry G. Hittner, Esq.
Katherine W. Hoxsie, CPA
Joseph J. MarcAurele
Kathleen E. McKeough
Victor J. Orsinger II, Esq.
Patrick J. Shanahan, Jr.
John C. Warren

2. The ratification of the selection of KPMG LLP as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Votes For	Votes Against	Abstentions	Broker Non-votes
14,306,460	44,458	12,421	-

3. A non-binding resolution to approve the compensation of the Corporation's named executive officers.

Votes For	Votes Against	Abstentions	Broker Non-votes
10,772,214	174,974	70,119	3,346,032

4. A non-binding resolution to select the frequency of a shareholders vote to approve the compensation of the Corporation's named executive officers.

Votes for 1 Year	Votes for 2 Years	Votes for 3 Years	Abstentions	Broker Non-votes
8,111,815	1,430,170	1,337,344	136,278	3,347,732

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 29, 2011

By: /s/ David V. Devault

David V. Devault
Senior Executive Vice President,
Secretary and Chief Financial Officer